File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

(Filed January 29, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 29, 2009

Release

VITRO PROVIDES UPDATE ON FINANCIAL SITUATION AND COST REDUCTION INITIATIVES

  Implements Additional Initiatives to Strengthen Balance Sheet and Enhance Liquidity

  Company will Maintain Operations and Business Relationships with Customers and Suppliers

San Pedro, Garza Garcia, N.L., Mexico, January 29, 2009.- Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), (the "Company") today announced that four of the Counterparties (the "Counterparties") with whom the Company and/or its subsidiaries entered into derivative financial instruments have provided notice to the Company, invoking the agreements governing the derivative financial instruments (the "DFI Agreements"), stating that the failure of the Company to pay an aggregate of approximately $293 million dollars (including approximately $80 million held as cash collateral by such Counterparties) constitutes events of default under the DFI Agreements, and have effectively demanded payment of such amounts. As of December 31st 2008, the Company  had a net loss of approximately  $358 million dollars (not including accrued interest), including a loss of  approximately $33 million dollars related to the only open derivative financial instruments covering natural gas contracts from 2009-2011 with Pemex.

The events of default under the DFI Agreements result in an event of default under the indentures governing the Senior Notes, as described below and the 11.75% Senior Notes due 2013 (the "2013 Notes"), enabling the trustees of such Notes,or with respect to each of the 2012 Notes, the 2017 Notes, and the 2013 Notes, the  holders of 25% or more in principal amount of such Notes, to declare the $300 million dollars principal amount (and accrued interest) of the 2012 Notes, the $700 million dollars principal amount (and accrued interest) of the 2017 Notes, respectively and the $216 million dollars principal outstanding amount (and accrued interest) of the 2013 Notes, to be immediately due and payable.

The failure of the Company to make the payments due under the DFI Agreements also results in events of default under various other financing agreements of the Company and its subsidiaries, aggregating approximately $81 million dollars and permitting lenders under such facilities to declare borrowings under these agreements to be immediately due and payable. In addition, the Company and its subsidiaries are also in default under loan agreements of approximately $17 million dollars, and the Lenders may declare such debt to immediately due and payable. As of December 31, 2008, the Counterparties held an aggregate of approximately $85 million dollars (not including accrued interest), as cash collateral for the obligations of the Company and/or its subsidiaries under the DFI Agreements.

In light of these four Counterparties notices and in order to preserve the necessary cash to continue operations, the Company does not intend to make scheduled payments due February 2, 2009 of interest of $12.9 million dollars on its 8.625% Senior Notes due 2012 (the "2012 Notes") and $31.9 million dollars on its 9.125% Senior Notes due 2017 (the "2017 Notes", and together with the 2012 Notes, the "Senior Notes"). The failure of the Company to make the interest payments within 30 days after the scheduled payment date would constitute a separate event of default under the indentures governing the 2012 Notes and the 2017 Notes.

Vitro intends to maintain its operations and continue its business relationships with its customers and suppliers as it seeks to achieve a restructuring of its indebtedness. As of December 31, 2008, the Company had unrestricted cash on hand and cash equivalents of approximately $103 million dollars, for operating costs and expenses.

As previously disclosed, Vitro has initiated discussions with the Counterparties, its bondholders and its creditors to achieve an organized financial restructuring to improve its balance sheet and it continues to analyze its alternatives in regard with the DFI Agreements. There can be no assurance that the Company's discussions with the Counterparties, its bondholders, and other creditors will be successful. Vitro will provide information, from time to time, as appropriate, about developments of these discussions with the Counterparties, its bondholders, and its creditors.

The Company has adopted a significant and focused cost reduction plan, which includes reducing the Company's workforce, canceling airplane leasing contracts, divesture of non productive assets and eliminating the outsourcing of non-strategic services, as part of the measures that have been adopted by the Company to improve its Balance Sheet. It is estimated that these initiatives, as well as those aimed at reducing operating costs, drastically reducing corporate expenses and improve efficiency, will represent annual savings between $80 and $120 million dollars. Vitro is confident that it is taking the right steps to position the Company for the future.

Vitro, with almost 100 years of existence, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products.  Vitro sees this as a temporary measure to allow the necessary time to negotiate with all parties involved while ensuring it will be able to continue providing the quality products and services its broadly diversified customers need, and also provide it with the wherewithal to pay for the materials and services it needs to manufacture such products. For many of our customers and suppliers these are trying times as well and Vitro will be there to help them get through with its continuous operation and production of quality products and services as it has done in the past.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

This announcement contains certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors.  Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 29, 2009